Exhibit 99.1

General Questions and Answers

A.	General

1.	Who is Alexion?

Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases through the discovery, development and commercialization of life-changing therapies.

Alexion’s relevant core capabilities include:

✓	A growing critical care portfolio with deep experience in hematology and neurology;

✓	A global commercial footprint;

✓	A proven track record of successfully navigating regulatory, access and reimbursement, manufacturing and other complexities unique to innovative therapies; and

✓	The resources and scale required to serve patients worldwide.

2.	How would you describe the culture at Alexion? What are their goals and values?

Alexion strives to understand and fulfill unmet needs in the realm of devastating rare diseases, ultimately to help patients, families, and people of impacted communities to live their best lives. Their culture is rooted in integrity, inclusiveness, and dedication to supporting communities in which they live and work. Their four cultural values, which are to serve patients, empower people, act with integrity, and innovate for solutions, drive their everyday goal of building a better tomorrow for all.

3.	How can I learn more about Alexion and how they run their business?

You can learn more at www.alexion.com, and by referring to the slides that were distributed following the town hall with Alexion Management on May 7.

4.	When will the acquisition finalize?

The deal is expected to close in the 3rd quarter.

5.	What are our rules of engagement with Alexion now?

Integration planning must go through formal integration planning teams and Portola will continue to operate as an independent company until close, including exercising its own judgment on key decisions and continuing to conduct business in the ordinary course. At this time, integration planning with Alexion is just beginning. We look forward to updating you over the coming weeks on plans for integration as an integration team – with representation from both organizations – works together to prepare for the future. Please be in touch with Legal if you have any questions.

6.	Will we get to meet Alexion staff members?

As we move through the process, there will be planned cross-functional coordination with Alexion as part of the integration planning process, and the integration team will communicate with you if there are any considerations that may impact your work streams.

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7.	How many current Portola employees do we expect Alexion to retain and what criteria will be used to determine who is retained?

At this time, integration planning with Alexion is just beginning, so we do not know the answer to this question yet. However, as mentioned in the town hall, Alexion has expressed that its intent is to maintain a presence in South San Francisco and to leverage our expertise to continue our important work.

8.	How will the responsibilities and expectations of my role change?

Until the closing of the acquisition, it is business as usual and during this time we do not currently anticipate significant changes to roles and responsibilities. It is not currently contemplated that there will be changes in reporting relationships or departments prior to closing. However, you may be asked to assist with integration activities. We request your flexibility to assist with such requests.

9.	Are we able to continue or resume recruiting efforts?

At this time, any requests to hire for any positions must be pre-approved by Ernie Meyer, Mardi Dier, and Scott Garland.

B.	Communications

1.	How are customers, partners, and vendors being notified of the deal?

A set of template communications to inform these audiences about our pending merger with Alexion has been developed and approved by Legal. These have been distributed to VPs so that teams can communicate with customers, partners and vendors in a streamlined and coordinated way. You should not communicate with these audiences regarding the acquisition other than in accordance with the channels and means approved by Legal.

2.	How should I respond to social media questions?

Do not engage or respond on social media if there are questions or feedback from community members, customers, partners or vendors. You can flag comments or questions to Legal and the IR team.

C.	Compensation & Benefits – Non-Equity

1.	Will my benefits change?

From the closing until December 31, 2020, Alexion will provide continuing employees with health & welfare benefits (other than severance benefits which are addressed below) that are substantially comparable in the aggregate to, at Alexion’s election, either (1) the health & welfare benefits provided immediately prior to closing or (2) the health & welfare benefits provided to similarly situated employees of Alexion. Further communications will be forthcoming regarding your post-closing benefits.

If your employment is terminated without Cause or you resign for Good Reason within twelve months following the closing of the acquisition, you may qualify for a severance package, a component of which would be the applicable premiums for health, dental or vision plan coverage during your severance period. More information, including the definitions of Cause and Good Reason, will be provided in a future communication. If you are eligible for and elect to extend benefits through COBRA, this will extend the coverage of medical, dental and/or vision benefits.

If your employment is terminated for Cause or you resign without Good Reason, then your group coverage under medical, dental, and vision plans will remain in effect through the last day of the month of your separation date. Generally, you will have the option to continue your coverage under COBRA, at your own expense. Once you make your COBRA election, coverage will be effective on the first day of the month following termination of benefits and there will be no lapse in coverage.

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2.	Will I be required to relocate to continue my employment?

As integration planning is only in the beginning stages, we do not know the answer to this question yet. However, as mentioned in the town hall, Alexion has expressed that its intent is to maintain a presence in South San Francisco and to leverage our expertise to continue our important work.

3.	Will my compensation change after close?

As integration planning is only in the beginning stages, we do not yet know the answer to this question, however, Alexion has committed to keeping your current salaries and short-term incentive compensation opportunities in place for at least one year following closing. In most acquisitions it is typical for the acquired company to maintain cash compensation terms beyond the agreed timeframe for individuals continuing to perform a similar role.

4.	What will happen to my 401(k) plan?

The Portola 401(k) plan will be terminated as of immediately prior to closing. Further information will be forthcoming regarding post-closing participation in Alexion’s 401(k) plan, including rollover of accounts and loans, for continuing employees.

5.	What will happen to my current paid time off balances (vacation, sick leave, floating holidays)?

Existing accrued and unused paid time off balance generally will be carried over following the acquisition and paid upon termination to the extent required by applicable law.

6.	Will my time employed by Portola count towards service credit at Alexion?

Alexion will use its reasonable best efforts to cause service with Portola prior to the closing to generally be recognized for purposes of eligibility to participate, and levels of benefits, with some exceptions, and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement in which any continuing employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable Portola plan immediately prior to the closing and to the extent that it does not result in a duplication of benefits.

7.	What happens if my employment is terminated? Will I be eligible for a severance package?

Yes, under certain circumstances, you may be eligible to receive a severance package. If your employment is terminated without Cause, or you resign for Good Reason within 12 months following the closing, then you will be eligible to receive a severance package, subject to certain terms and conditions. However, if your employment is terminated for Cause, or you resign without Good Reason, then you will not be eligible to receive a severance package. More information, including the definitions of Cause and Good Reason, will be provided in a future communication.

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8.	What will the U.S. severance package include?

Below is the severance package for all eligible U.S. employees not covered under an Executive Severance Benefits Agreement.

Level	Base Salary		Bonus		Equity	COBRA Benefits
Grades 6A-	•	15 weeks			Refer to individual equity	•	Company paid COBRA
			•	Prorated at target for
8A	•	+1 weeks for every year		service in plan year	award agreements		through the severance
Assoc.		of service					period*
Director to	•	Maximum 26 weeks
Exec.
Director
Level

Grades 8-13	•	10 weeks	•	Prorated at target for	Refer to individual equity	•	Company paid COBRA
Below	•	+1 weeks for every year		service in plan year	award agreements		through the severance
Director		of service					period*
Level	•	Maximum 26 weeks

*The company will pay the applicable premiums for health, dental or vision plan coverage as in effect immediately prior to the date of termination for up to the number of months equal to the severance period (or, if earlier, when the individual obtains other coverage or becomes ineligible for COBRA).

Receipt of severance is subject to certain terms and conditions, including but not limited to your execution of a general release of known and unknown claims and compliance with your contractual and legal obligations to the company.

9.	What options will I have if I decide not to work for Portola / Alexion?

If you decide that you do not want to continue working at Portola / Alexion, you have the right to resign, which would constitute a voluntary termination from the company, and you would not be eligible to receive a severance package.

10.	What will happen to my 2020 annual bonus?

Treatment of your 2020 annual company bonus will depend on the ultimate status of your employment with Alexion. If you become eligible for a severance package following the closing but prior to the payment date of your 2020 annual company bonus, then you will receive a prorated bonus at target for service in 2020. If your employment terminates before December 31, 2020 and you are not eligible for a severance package, then you would forfeit your 2020 bonus.

As integration planning is just underway, no decisions have been made yet with respect to the bonus treatment for employees who remain employed through December 31, 2020; therefore, the Portola plan will remain in place unless and until otherwise communicated. Further communications will be forthcoming as we get additional information.

11.	What will happen to my sales incentive?

Your Portola sales incentive plan will remain in place until otherwise indicated.

12.	What is Alexion’s fiscal year?

Alexion has a calendar year fiscal year of January through December.

13.	If Portola is currently running business as usual until the deal closes, will we still have our promotion cycle in July?

We do not anticipate going through the standard promotion cycle in July.

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14.	Can we continue to recognize employees through our Recognition Program (i.e. Respect or Compass Award)?

Recognition awards other than equity award grants will continue to be offered to all regular employees up to the closing. Please email your nomination(s) and rationale(s) to the HR Specialist (vcheng@portola.com) and HR Business Partner (nfong@portola.com) to initiate the approval process.

15.	Brokerage firms are reaching out to me to discuss investment opportunities and/or financial planning, can you recommend who I should work with?

This is a personal decision. We are not in a position to advise on your personal financial planning and investments, and are not in a position to recommend specific advisors. We do, however, provide education in connection with our 401(k) plan.

16.	What is included in Alexion’s compensation and benefits program?

Alexion has a comprehensive compensation and benefits program which will be shared with employees at a later time.

D.	Compensation & Benefits – Equity

1.	What will happen to my Options?

•	Vested, In-the-Money Options: Each of your vested “in-the-money options” (i.e., options with a strike price per share less than $18.00) will be canceled in exchange for a cash payment through our payroll equal to (i) the difference between $18.00 and the strike price per share of such option times (ii) the number of shares covered by such option, less any applicable taxes or other withholdings required by law. After cancellation, the options will cease to exist.

•	Unvested, In-the-Money Options:

o	If, immediately before the closing of the acquisition, you are employed by us and have delivered to us and not revoked an executed restrictive covenant and release agreement (which will be provided to you in the coming weeks) (each employee who meets these conditions is referred to as a “Qualified Holder”), each of your unvested in-the-money options will become fully vested and will be canceled in exchange for a cash payment through our payroll equal to (i) the difference between $18.00 and the strike price per share of such option times (ii) the number of shares covered by such option, less any applicable taxes or other withholdings required by law. After cancellation, the options will cease to exist.

o	If you are not a Qualified Holder, each of your unvested in-the-money options will convert into an Alexion stock option to acquire a number of Alexion shares of common stock determined by multiplying (i) the number of shares covered by the corresponding Portola option by (ii) the Exchange Ratio (as described below), with any fractional shares rounded down to the nearest whole share. The exercise price per share for the Alexion stock option will equal the exercise price per share of the corresponding Portola stock option divided by the Exchange Ratio, rounded up to the nearest whole cent. Assuming that Alexion’s stock price remains higher than Portola’s stock price, a smaller number of Alexion options will provide the same spread value as a larger number of Portola options. Your Alexion stock option will otherwise generally be subject to the same terms and conditions applicable to the corresponding Portola stock option, including vesting and expiration terms.

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The “Exchange Ratio” will be determined by dividing $18.00 by the closing price per share of Alexion common stock on the trading day immediately preceding the closing date of the acquisition.

Example:
	Portola Stock Options	Exchange Ratio*	Alexion Stock Options
	1,000	x0.18	180
Exercise Price	$16.00	/0.18	$88.89

*For purposes of calculating the Exchange Ratio in this example, we have assumed that the closing price per share of Alexion common stock on the trading day immediately preceding the closing date of the acquisition will equal $100.00. The actual Exchange Ratio will not be known until immediately before the closing of the acquisition.

•	Underwater Options: Each of your underwater options (i.e., options, whether vested or unvested, with a strike price per share equal to or greater than $18.00) will be canceled without payment and will cease to exist.

2.	What will happen to my RSUs?

Each of your restricted stock units (RSUs) that are outstanding immediately before the closing of the acquisition will convert into a number of Alexion RSUs determined by multiplying (i) the number of shares covered by the corresponding Portola RSU by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share. Assuming that Alexion’s stock price remains higher than Portola’s stock price, a smaller number of Alexion

RSUs will provide the same value as a larger number of Portola RSUs. Your Alexion RSUs will otherwise generally be subject to the same terms and conditions applicable to the corresponding Portola RSUs, including vesting terms.

Example:

Portola RSUs	Exchange Ratio*	Alexion RSUs
1,000	x0.18	180

*For purposes of calculating the Exchange Ratio in this example, we have assumed that the closing price per share of Alexion common stock on the trading day immediately preceding the closing date of the acquisition will equal $100.00. The actual Exchange Ratio will not be known until immediately before the closing of the acquisition.

Your Alexion RSUs will have the same vesting acceleration terms (if any) that are set forth in the RSU grant notice(s) that governs your Portola RSUs. Many RSU grant notices provide that if, within 12 months following a “change in control” (which would include the closing of the acquisition), the holder’s employment is terminated by Portola without “cause” or by the holder for “good reason,” his or her RSUs will become 100% vested. However, please check the grant notice(s) that governs your RSUs to determine the specific vesting acceleration rights you may have with respect to your RSUs.

3.	What happens to the Employee Stock Purchase Plan (“ESPP”)?

If you are currently enrolled in the ESPP, contributions will continue to be collected as regularly scheduled until the next purchase date (unless you withdraw from the ESPP). The next ESPP purchase date is currently scheduled to occur on August 31, 2020. If the closing of the acquisition occurs before August 31, 2020, that purchase date will be accelerated to a date before the closing date. You may no longer make changes to your contribution rate (other than to withdraw from the ESPP). If you withdraw from the ESPP before the next scheduled purchase date, all of your accumulated contributions that have not been used to purchase ESPP shares will be returned to you. No new purchase periods will commence under the ESPP. The ESPP will terminate immediately before the closing of the acquisition.

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More information will follow at a later date regarding any update on the last purchase date for the ESPP as well as any information regarding Alexion’s ESPP and its enrollment process.

4.	Who should I contact if I have questions about the treatment of my options, RSUs, PSUs or ESPP?

Please send questions regarding the treatment of your equity directly to stockadmin@portola.com.

5.	What happens to Portola shares I am holding from the settlement of RSUs, the exercise of stock options and the exercise of ESPP purchase rights?

You will receive information in the coming weeks about tendering these shares to Alexion for $18.00 per share, less applicable taxes or other withholdings required by law. Portola stock will no longer be traded on the open market after the close of the acquisition.

E.	Other

1.	Who should we contact if we have additional questions?

Please address all questions to Human Resources (HR@portola.com).

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ADDENDUM

Europe Questions and Answers

1.	How long will Portola Deutschland GmbH and other Portola entities in Europe exist after Day 1? Portola entities in Europe will continue to exist for a period of time after Day 1, but whether and when such status might change has not been determined.

2.	Will our employment contract terms be honored? As of Day 1, the terms and conditions of your employment will continue to be as stated in your employment contract with the applicable Portola entity. Any changes to contract terms would be made in accordance with applicable law, and/or your consent if required.

3.	Will employment contracts be further valid after Day 1; Will they be transferred? See answer to question 2 above.

4.	What happens to contracts with probationary periods? What happens to temporary contracts? See answer to question 2 above.

5.	How long will Market Authorization Holder Portola B.V. exist after Day 1? Portola entities in Europe will continue to exist for a period of time after Day 1, but whether and when such status might change has not been determined.

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